UNITED STATES
                SECURITY AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING

(Check One):_X__ Form 10-K   ____ Form 20-F ____Form 11-K
             ____ Form 10-Q ____  Form N-SAR

SEC FILE NUMBER:    0-15347

CUSIP NUMBER:  450057 10 4

                For period ended: June 30, 1997.

                    _X__ Transition report on Form 10-K
                    ____ Transition report on Form 20-F
                    ____ Transition report on Form 11-K
                    ____ Transition report on Form 10-Q
                    ____ Transition report on Form N-SAR



Read Instructions on back before preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


Part I - Registrant Information

Full name of Registrant:
IRT Industries, Inc.

Address of Principal Executive Office:
2400 E Las Olas Blvd., Suite 128
Fort Lauderdale, FL 33301

Part II - Rules 12b-25(b) and

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to 12b-25(b), the following should be completed. (Check box if appropriate)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calender day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portions thereof will be filed on or before the fifth calender day following the prescribed due date; and
     (c) The accountant's statements or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     _X__ (Box checked as appropriate by filing entity)


PART III- NARRATIVE


IRT Industries, Inc. is unable to file the Form 10-KSB for the period ended June 30, 1997 within the prescribed period due to unforeseen delays in preparation of the financial statements (among other reasons, financial data, from overseas in Spanish, must be translated into English). The completed financial statements are expected to be available within the requested fifteen day extension period.

While revenues increased significantly for the year end June
30, 1997, compared to the prior year 1996, the operating loss also increased similarly. Financial figures are pending, with estimates currently available.




Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification:

Richard Rossi, President
(954)525-8815

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter periods that the registrant was required to file such report(s) been filed?

Yes

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes

____________________________________________________________

Name of Registrant
as Specified in
Charter:                      IRT Industries, Inc.

Date:                         09/23/97

By:                           Richard Rossi, President

SEC File Number: 0-15347

CUSIP Number: 450057 10 4